AR-15 - BLAZnTECH Motorized Weapons Cleaning System.mp4 (9m 9s) https://jotengine.com/transcriptions/bGbduIDMe8E3FbMBKW0uDw
1 speaker (Speaker 1)

[0:00:05]
Speaker 1: Hey hey, what's going on guys? back with another new product video. J ust give you a sneak peak. Why am I excited about this new product? Well I can t ell you right now that I have a shoot later today. I just got done working all n ight. And I need to get my 10 and a half inch SBR clean. And for those of you wh
o follow me on Instagram or Facebook you know that Minnesota just passed some la ws this summer for suppressors. And it is now 9:00 in the morning and I got to g et this bad boy clean for a shoot that I have coming up. So I'm gonna have this BLAZnTECH device, the motorized weapons cleaning system do most of the work for me, so it's just easier and faster. For those of you who haven't heard of BLAZnT ECH or have not seen this product yet, make sure to click show more in the infor mation box. I will have links down below on where you can get this and read more about it. But here it is. It takes a nine volt battery, and just drops in. It c omes with the battery. This is the kit. And it's got a nice light. And it's moto rized. What's really neat about this is that it also has, and these are propriet ary, but it has these socks, they call them socks, brush socks, and they go righ t over this to help you clean your gun faster. So we're gonna go through this an d I'm gonna show you how to ... This is my first time using this by the way. So if I can do it anyone can. So what I'm gonna do is of course I field stripped it .. There's plenty of videos. I have videos on how to field strip and AR-15. But I went ahead and removed the bolt-carrier group and the charging handle, and now
I have the bore here. So what I'm gonna do is I'm gonna turn on this light and I 'm gonna stick this in here and see what happens. Okay, it is easy to remove whe n you have it on. Now I don't know if you can see this in the camera but it is k icking out some carbon. Let's see if I can show this. Let me get a paper towel. This is what ... Those are some chunks, man. Let's see what else we can get out of there. Man that is cool. Now of course the purpose of this that you want to c lean the inside of the upper and the barrel extension before you clean the bore because you want to clean the bore without bringing anything dirty down the bore .. So you want to focus on this section first. But wow, that's getting some chunk s out. So now I'm gonna slip this sock on. I really like that light too, it help
s. And this is a nylon brush that comes with this. I'm sure most of you are prob ably familiar with this, which is a copper, and either aluminum or steel. I'm no t even sure. But this is all nylon so it's not gonna harm anything as far as the finish goes or anything of that nature. And you can put any CLP you want on her
e. And let's go ahead and put this back in and see how clean we can get her. Whe
w. All right. Well it's definitely doing the work, that's for sure. And any of y ou who clean AR-15s you know that this is the suckiest part to clean. This just sucks. But it's already shining. I am impressed. Do this again. There. It's pret ty sparkly. So I'm gonna go ahead and put a dry one on. I actually thought that this was gonna bog down but so far it hasn't, even with the sock on it really ha sn't bogged down. It kept spinning. Not gonna lie, it kind of reminds me of the dentist. It's a little bit eerie because I hate the dentist. But that's okay. So
 I'm gonna keep playing with this a little bit, and I'm gonna be right back and I'm gonna talk a little bit more about it up close and personal. All right, so t his thing's really cool. I've gone back and forth just switching between wet and dry just like I would the bore. And it's gotten it very clean. This is all that 's coming off of the sock. And let's see if can ... Excuse me there, I'm gonna t urn on the light here. That thing is ... It's pretty shiny in there. I've cleane d a lot of AR-15s and I can be honest that this is the most annoying part to cle an, honestly it is. And this thing, it just gets right in there and does all the work for you. This is neat. I'm definitely gonna use this more. Just real quick to show you what else comes in the kit, let me move some stuff out of the way h ere. It comes with directions of course. It comes with some Frog Lube. And it al so comes with obviously the AR-15 brush. This is an adapter. 7.62, so this is a ..308 chamber brush. It also comes with .45 ACP and 9mm. So you can use this with your pistols as well. Now not only does this, I'll be honest, this took way les s time using this than I would. I don't know how many of you guys use these tiny little Q-tips but I'm trying to get all up in the lugs and everything, and this was definitely quicker, definitely faster, definitely more proficient. I like t he fact that it's nylon, it's not gonna scratch anything, it's not going to dama ge anything. And I really like the fact that it has this included light. This is definitely something that you could bring with, put in a range bag, especially for your handguns. You wouldn't even have to field strip them. You could just lo ck the slide back and just run this up and down the bore. So for your pistol let 's say you want to clean your 9mm. You would end up just taking the 9mm brush, a ttaching it to the end of this like so, and then this would go on here. And this would go on here. And that'll give you enough room to go down the bore of the 9 mm or similar. And everything is included right here in the kit. You could just throw this in your range bag and be ready to go. So again, I will have more info rmation down below on where to get one of these, where to read up more informati on. But again this is the BLAZnTECH motorized weapons cleaning system. So rememb er to please subscribe on Instagram and Facebook. Thanks again for watching, hav [0:09:09]
BLAZnTECH SHOTSHOW.mp4 (3m 41s)
https://jotengine.com/transcriptions/KNrkuUcw6WbuPGPcigf5Jg
11 speakers (William Tate, Speaker 2, Speaker 3, Speaker 4, Speaker 10, Speaker

[0:00:01]
William Tate: Hi folks. William Tate here with BLAZnTECH. We're in SHOT Show 201 7, demoing the world's first and only motorized weapons cleaning system. We've b een demoing and letting people play with the BLAZnTECH Motorized Weapons Cleanin g System all day long here at SHOT Show. People think it's fantastic. They can't

[0:00:44]
Speaker 2: Brush-socks that go right over the brush afterwards and picks everyth

[0:00:47]
Speaker 3: You know I'm one of those guys that makes my revolver spotless. Okay,

[0:00:56]
Speaker 4: Right, right. That's very cool. Brushes themselves are specifically d esigned for rotation and better for that very caliber. People are worried about damaging rifling where, so you have to remind them, these are nylon grips so tha

[0:01:12]
Speaker 10: So that was my next question so like tork, cause you know, you guys

[0:01:17]
Speaker 6: Try stopping with the stop there.

[0:01:19]
Speaker 11: Oh yeah it burns your hand before it stops it. That's excellent.

[0:01:32]
Speaker 6: Oh fantastic, wow.

[0:01:33]
Speaker 12: Especially in Iraq, I was thinking, there's got to be a better way t
o have this clean right by the ejection port. The whole thing is made of glass c

[0:01:47]
Benjamin Bondar: Hey guys, it's Benjamin Bondar inventor of the motorized weapon spinning system and founder of BlaZnTECH. The need for quick and efficient weap ons maintenance without weapons disassembly has first been discovered during my deployment overseas from early product development to our first production runs, we've had really amazing success, sold out of the product multiple times, and h ad the most amazing customer feed back. So we really can't wait to get motorized

[0:02:20]
CJ Diggin: This is CJ Diggin with BlaZnTECH. After 18 years of special operation s and a global missions set with a multitude of deployments in different countri es, we've been waiting for a weapons cleaning system that is safe, efficient, an d does what it says it's gonna do. That's what BlaZnTECH brings to the table. Th

[0:03:15]
Speaker 8: Wefunder has provided us with a great opportunity to invest in world-changing small businesses and start-ups. Get started right now, today, by going [0:03:27]
BLAZnTECH Motorized Weapons Cleaning System.mp4 (5m 23s) https://jotengine.com/transcriptions/6B9dOZiCbr1nOLMkjt01hQ
1 speaker (Speaker 1)

[0:00:05]
Speaker 1: Hey I'm here today to introduce to you blazing tech. And look at this package, what's inside it!? You know you want to know. I'll give you a little p eak of it. Blazing tech huh you say? Viola. And you're like, "What is all that?" .. Well, this is your first motorized, weapon cleaning system made by Blazing tec
h. And this little compact hand held device, on the flip of a switch, rotates th is thing 300 rpm. Custom nylon brush. This one here that's installed is for a 55 6 chamber, and after you're done cleaning, check this out. Viola. Right? LED to double check your work and make sure it's all clean. Man, they've thought of eve rything. But particular the design. Why is the design this way? Well I'm going t
o show you and demonstrate to you what they've thought of. And it's just brillia nt. Alright, let's just see what's inside the package. So you have other nylon b rushes in here. So these are for the pistol. You got the nine as well as the 45.
 This was the 556 that's installed, and the 762 that also comes along with it. A nd in here in the package they've also included the brush socks for a 556, 762, and for your 9 and 45. And these little sleeves just go right above the brush fo r really de-greasing or cleaning, what have you. They've also included some frog lube, cleaning materials, lubricants, pretty cool stuff. So let me go ahead and demonstrate to you how the cleaning process is done. Okay, now this is for the rifle cleaning. Obviously the bolt is locked back, and all you have to do is ins ert this to the junction port, like that, and you see how they've designed it so that it fits perfectly. Right? Without you having to disassemble your upper and lower and by the flip of the switch, let that nylon brush just ... Let it do th
e cleaning for you, and what you do is simply go back and forth and just let the tool do all the work. I'll see if I can give you a better take on it. But yeah, you just simply ... Over the top, just like that. Just turn it off, and there y ou go. Was that simple? Man that was too easy, right? Now let me show you how it 's done on a pistol. Alright we're back with the pistol and they've actually inc luded this extension rod so that you could insert it into the barrel and be able to clean it out. So since my Glock is a 9 mil, well we got the 9 mil brush inst alled here as you can see. It's empty. Open, and once again turn it on and let t hat do all the work and you'll see it'll come through here and with the gauges g
o back and forth. How simple is that right? Oops, there you go. Check one, check two. Check three. good cleaning in there. Alright, real simple. Now, motorize.
Is it for you? Maybe it's not for you, but for those people who want something d one really quickly and easily, man. This Blazing tech, now that's what you need. [0:05:22]